

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 3, 2017

Peter C. Halt
Chief Financial Officer
TiVo Corporation
Two Circle Star Way
San Carlos, CA 94070

>   **Re: TiVo Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed February 15, 2017**
>   **File No. 001-37870**

Dear Mr. Halt:

We have reviewed your August 30, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Consolidated Financial Statements

Note (10) Commitments and Contingencies, page F-38

1.   Please refer to our prior comment 3 and address the following:

- Explain why you entered into a settlement agreement with DISH prior to the acquisition of TiVo for legacy TiVo's past infringement. Clarify how you knew about any assertion of infringement by DISH for legacy TiVo's past products such that a release from past infringement and covenant not to sue would be necessary.

- If legacy TiVo was not accruing or disclosing a patent infringement contingency, tell us why a $60 million payment for past legacy TiVo products was conditioned upon the effectiveness of the TiVo merger and explain how this amount was determined.

- Clarify whether any pricing included in Rovi's license agreement with DISH was contingent on the merger. Specifically, tell us whether the $60.3 million was contemplated in that agreement or whether there were pricing changes that would occur if the merger was not completed.

- Describe the legacy TiVo products to be provided to DISH under the arrangement and clarify whether these are provided at no cost. If so, tell us how you valued such arrangements in accounting for the DISH settlement. Alternatively, tell us how you determined the pricing for these products.

- Clarify whether you believe the release and covenant not to sue have stand-alone value or whether you believe they are one unit of account and provide the basis for your conclusion.

- Tell us how you concluded that being unable to estimate a fair value for the past infringement or covenant not to sue precluded allocation of the amount paid to the two elements. Analogy to ASC 605-25-30-2 allows for a best estimate when vendor specific objective evidence or third-party evidence are not available.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: <u>Via E-mail</u>
Pamela Sergeeff
General Counsel, TiVo Corporation